UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)
____________________________

24/7 REAL MEDIA, INC.
(Name of Subject Company (Issuer))

TS TRANSACTION, INC. (Offeror)
WPP GROUP PLC (Parent of Offeror)
(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

901314203
(CUSIP Number of Class of Securities)

TS Transaction, Inc.
c/o Andrea Harris
WPP Group plc
27 Farm Street
London W1J 5RJ
England
+44 (0) 20 7408 2204
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Arthur Fleischer, Jr., Esq. Aviva F. Diamant, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004-1980 (212) 859-8000	Curt Myers, Esq. Davis & Gilbert LLP 1740 Broadway New York, New York 10019 (212) 468-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$653,718,981.50	$20,070.00

*
Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934.  The amount of the filing fee is calculated by multiplying the transaction value by 0.0000307.  The transaction value assumes the purchase of up to 55,635,658 shares of common stock, par value $0.01 per share of 24/7 Real Media, Inc. (the “Shares”) at a purchase price of $11.75 per share.  Such number of shares consists of 51,367,238 Shares outstanding as of April 30, 2007, and 4,497,787 Shares that are issuable before the expiration of the Offer upon exercise of stock options and other rights to acquire Shares.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,070.00	Filing Party:	TS Transaction, Inc. and WPP Group plc
Form or Registration No.:	SC TO-T	Date Filed:	May 31, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates.

☒	third-party tender offer subject to Rule 14d-1.

☐      issuer tender offer subject to Rule 13e-4.

☐      going-private transaction subject to Rule 13e-3.

☐      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

(Continued on following pages)

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on May 31, 2007, by TS Transaction, Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of WPP Group plc (“WPP”), and WPP.  The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of 24/7 Real Media, Inc., a Delaware corporation (the “Company”), at a price of $11.75 per Share, net to the sellers in cash, without interest.  The terms and conditions of the offer are described in the Offer to Purchase, dated May 31, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively.   Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Schedule TO.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.  This Schedule TO is being filed on behalf of Purchaser and WPP.

The Items of Schedule TO set forth below are hereby amended and supplemented as follows:

ITEM 11.   TRANSACTION DOCUMENTS

Item 11 of the Schedule TO is hereby amended by adding the following sentence at the end of the subsection entitled “Governmental Approvals”:

“At 11:59 p.m., New York City time, on Wednesday, June 13, 2007, the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer expired.  Accordingly, the condition to the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of June 15, 2007 that the information set forth in this statement is true, complete and correct.

TS TRANSACTION, INC.
By:	/s/ Kevin Farewell
Name: Kevin Farewell Title: Secretary
WPP GROUP PLC
By:	/s/ Mario Capes
Name: Mario Capes Title: Company Secretary